Filed by Regional Health Properties, Inc.
(Commission File No. 001-33135)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form S-4, File No. 333-286975
Subject Company: SunLink Health Systems, Inc.
(Commission File No. 001-12607)
Date: June 25, 2025

REGIONAL HEALTH PROPERTIES, INC.

1050 Crown Pointe Parkway, Suite 720
Atlanta, Georgia 30338
June 25, 2025
Dear Shareholders,
We are pleased to present a significant merger opportunity that we believe will drive long-term value and strengthen the surviving company's strategic and financial position. We strongly encourage you to vote FOR the proposed merger.
Following a thorough review, your Board of Directors recommends this merger as being in the best interest of Regional shareholders. This combination is the result of careful planning and significant support from the Boards of Directors and management teams of both Regional and SunLink.
The key benefits of the merger include:
Significant Support from Both Regional and SunLink Boards and Management Teams – The transaction has been endorsed by leadership across both companies, reflecting a unified vision for long-term success.
Combined Company Balance Sheet – The combined entity will have a stronger financial foundation enhancing its flexibility.
Significant Cost Saving – We expect the merger to generate material cost and operational efficiencies.
Stronger Cash Flow – The transaction is projected to enhance cash flow, supporting reinvestment and returns to shareholders of the surviving company.
Diversified Service Offering – The merger will broaden the range of services of the combined company and may offer opportunities to leverage the combined company’s complementary lines of business.
Regional and SunLink Officers and Directors Will Continue To Own A Significant Ownership Stake – The Board and management of the combined company will be highly incentivized to create shareholder value, maintaining alignment with its shareholder interests.
Reconstituted Board of Directors with Experienced Industry Veterans – The combined company Board will include proven leaders with deep industry expertise to guide the company forward.
Your vote is important. Please review the proxy materials and vote FOR the merger and the other agenda items today. Should you need any assistance, do not hesitate to contact Regional's Chief Executive Officer at (678) 869-5116.
We appreciate your ongoing trust and support as we take this critical step toward building a stronger future.
Sincerely,
Brent S. Morrison
Chairman, Chief Executive
Officer and President